July 19, 2024

Michael Bondi
Chief Financial Officer
COMTECH TELECOMMUNICATIONS CORP /DE/
305 N 54th Street
Chandler, Arizona 85226

       Re: COMTECH TELECOMMUNICATIONS CORP /DE/
           Registration Statement on Form S-1
           Filed on July 16, 2024
           File No. 333-280839
Dear Michael Bondi:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing